EXHIBIT 99.2 -  Letter from Sidney J. Nurkin, as counsel to the Special
                Committee of the Board of Directors of the Issuer, to the Reporting Person dated April 25, 2000, inviting the Reporting Person to participate in the bid process.


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SIDNEY J. NURKIN     DIRECT DIAL: 404-881-7260      E-MAIL: SNURKIN@ALSTON.COM

                             April 25, 2000


Mr. William J. Liles, III
c/o Dionne M. Rousseau, Esq.
Jones, Walker, Waechter, Poitevent Carre`re & Dene`gre, L.L.P.
201 St. Charles Avenue
New Orleans, LA  70170

Bernard J. Ebbers
c/o Charles P. Adams, Jr.
Adams and Reese LLP
111 Capital Building, Suite 350
111 Capital Street
Jackson, MS  39225

Dear Mr. Liles:

     As you know, the Board of Directors of KLLM Transport Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

     You have advised the Committee of your interest in making an offer to acquire all of the outstanding capital stock of the Company, other than those shares owned by you or trusts controlled by your family, at a price of $8.25 per share. As you are aware, Mr. Robert Low has commenced a tender offer to acquire all of the outstanding capital stock of the Company at a price of $7.75 per share. Mr. Low has also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all the present directors of the Company and to replace them with his nominees.

     The Committee is of the belief that the sale of the Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, the Committee is willing to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing your financial offer for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

     The Committee has established certain guidelines which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000 the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

     Notwithstanding any other terms or provisions in that agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

     Further, the agreement must contain covenants to the effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

     Contemporaneously with this letter to you, we are submitting a letter to Mr. Low requesting that he also furnish to the Committee, no later than the close of business on May 5, 2000, an agreement for the acquisition of all of the outstanding capital stock Company that he is prepared to sign. Mr. Low will be advised that his agreement must also contain the provisions described in the preceding paragraphs.

     The Committee intends to consider any offer that you may make and any offer that may be made by Mr. Low promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer that you may make or that may be made by Mr. Low or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with Mr. Low for improved price and terms, entering into agreements with you or with Mr. Low pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to any offer that you may make or that may be made by Mr. Low, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person if the Committee believes that offer to be a superior proposal.

     We ask that you advise the undersigned as promptly as possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you should have any questions about the process that the committee desires to follow, please contact the undersigned promptly.

                              Sincerely,


                              /s/ Sidney J. Nurkin
                              Sidney J. Nurkin
SJN:aht
Cc:  Ms. Dionne M. Rousseau
     Mr. Charles Adams
     Mr. Leland Speed
     Mr. David Metzler
     Dr. Walter Neely
     Mr. John H. Grayson, Jr.